RECEIVED
MAR - 1 2004

AM 3-17-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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VK 3/18/04

[redacted]

04016005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14684

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kashner Davidson Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 South Palm Avenue
(No. and Street)

Sarasota	Florida	34236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melissa Rothenbach (941) 951-2626
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Natherson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

1801 Glengary Street	Sarasota	Florida	34231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AH 3.25.2004

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew B. Meister, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kashner Davidson Securities Corporation, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melissa J. Rothenbach
MY COMMISSION # CC954408 EXPIRES
August 22, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' report on internal control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KASHNER DAVIDSON SECURITIES CORPORATION

December 31, 2003 and 2002

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AND

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

CONTENTS

NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report

Board of Directors
Kashner Davidson Securities Corporation

We have audited the accompanying statements of financial condition of Kashner Davidson Securities Corporation (a Florida S Corporation) as of December 31, 2003 and 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kashner Davidson Securities Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Computations of Net Capital Under rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Natherson + Company, P.A.

Sarasota, Florida
February 7, 2004

	2003	2002
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 63,534	$ 144,092
Due to clearing agency	-	655,708
Payroll taxes payable	427	130
Accrued salaries and commissions payable	360,435	24,517
Securities sold, not yet purchased, at market value	520,973	543
	945,369	824,990
Stockholder's equity		
Common stock - 9,000 shares of $2.50 par value authorized, issued and outstanding	22,500	22,500
Additional paid-in capital	2,020,438	2,020,438
Accumulated deficit	(426,561)	(1,241,893)
	1,616,377	801,045
	$ 2,561,746	$ 1,626,035

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF OPERATIONS

Years Ended December 31,

		2003		2002
Revenue				
Commissions	$	623,584	$	688,598
Trading profits (losses)		1,063,196		(899,674)
Underwriting fees		547,772		876,913
Miscellaneous trading fees		147,477		171,500
Leasing income		4,674		-
Interest and dividends		17,383		20,887
		2,404,086		858,224
Expenses				
Salaries and commissions		927,840		810,627
Advertising		872		1,201
Bad debt expense		44,759		-
Depreciation and amortization		13,280		17,887
Independent representation		81,484		296,165
Insurance		34,171		56,933
Interest		46,524		78,023
Maintenance		5,870		7,173
Miscellaneous		14,273		16,626
Office		26,334		38,877
Judgements, settlements and fines		7,500		99,750
Professional fees		48,811		148,938
Retirement plan		18,359		21,095
Regulatory expenses		28,064		38,998
Rent		71,108		95,745
Taxes		45,093		55,742
Telephone and utilities		39,946		49,240
Travel and entertainment		11,611		18,066
Market data services		122,855		157,816
		1,588,754		2,008,902
NET INCOME (LOSS)	$	815,332	$	(1,150,678)

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31,

	Common stock	Additional paid-in capital	Accumulated deficit
Balance - January 1, 2002	$ 22,500	$ 1,600,238	$ (91,215)
Contributions by stockholder	-	420,200	-
Net (loss) for the year	-	-	(1,150,678)
Balance - December 31, 2002	22,500	2,020,438	(1,241,893)
Net income for the year	-	-	815,332
Balance - December 31, 2003	$ 22,500	2,020,438	$ (426,561)

The accompanying notes are an integral part of these statements.

Kashner Davidson Securities Corporation

STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 815,332	$ (1,150,678)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	13,280	17,887
Bad debt expense	44,759	-
(Increase) decrease in operating assets:		
Receivables from broker-dealers	-	9
Due from clearing agencies	(243,090)	854,701
Receivables from employees	(31,658)	(5,529)
Receivables - other	25,976	(24,853)
Interest receivable	(490)	(1,261)
Loans to stockholder	(133,394)	(115,573)
Marketable securities owned, at market value	(548,311)	513,652
Marketable securities owned, not readily marketable	-	20,100
Prepaid expenses	1,486	479
Other assets	-	10,975
Increase (decrease) in operating liabilities:		
Bank overdraft	-	(1,926)
Accounts payable	(80,558)	20,377
Due to clearing agency	(655,708)	655,708
Payroll taxes payable	297	36
Accrued salaries and commissions payable	335,918	(12,956)
Advances on new issues	-	(25,000)
Securities sold, not yet purchased	520,430	(1,106,677)
Total adjustments	(751,063)	800,149
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	64,269	(350,529)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(23,143)	(6,512)
NET CASH (USED IN) INVESTING ACTIVITIES	(23,143)	(6,512)

Kashner Davidson Securities Corporation

STATEMENTS OF CASH FLOWS - CONTINUED

Years Ended December 31,

	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from subordinated loan from stockholder	550,000	75,000
Proceeds from subordinated loan from board member	-	350,000
Proceeds from subordinated loan from clearing firm	-	300,000
Principal payment on subordinated loan from stockholder	(550,000)	(75,000)
Principal payment on subordinated loan from board member	-	(350,000)
Principal payment on subordinated loan from clearing firm	-	(300,000)
Contributions by stockholder	-	385,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	385,000
INCREASE IN CASH	41,126	27,959
Cash at beginning of year	27,959	-
Cash at end of year	$ 69,085	$ 27,959

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid for interest during the years ended 2003 and 2002 was $46,524 and $78,023, respectively.

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING TRANSACTIONS:

Marketable securities with a fair value of $35,200 were contributed by the stockholder during the year ended 2002.

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was incorporated in Florida in 1969 and is engaged primarily in the brokerage and investment advisory business in Sarasota, Florida. The Company transacts business through corresponding brokers and does not handle any customer securities.

In prior years, the Company entered into an agreement with a registered representative in Westminister, Colorado. In April 2002, the Company entered into an agreement with a registered representative in Wilsonville, Oregon. The registered representatives are independent contractors subject to supervision by the Company. The representatives are responsible for all of the expenses of their operations. Accordingly, the portion of the costs of the registered representatives are not included in the accompanying financial statements. The Colorado representatives receive 72.35% of the net commissions generated up to $80,400 and 80% of the commissions generated above $80,400 per year. The Oregon representatives receive 85% of the commissions generated up to $500,000 and 90% of the commissions generated over $500,000 per year. The portion of the commissions retained by the Company are included in revenue in the accompanying statements of operations.

2. Accounting Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

3. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of the statement of cash flows. The Company maintains its cash accounts at commercial banks. Total cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per bank. At December 31, 2003, cash on deposit at commercial banks exceeded the portion secured by the FDIC by $59,566.

4. Accounts Receivable

The accounts receivable from broker-dealers represents commissions earned which were not received at year-end. The Company makes certain advances to employees in anticipation of commission income. The Company uses the allowance method of accounting for doubtful accounts. The allowance is based upon a review of the current status of existing receivables and management's estimate as to their collectibility. No allowance for doubtful accounts was recorded during 2003 as management believes all accounts are collectible. Management provided an allowance of $12,660 during 2002 for the doubtful collection of advances to employees.

5. Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at quoted market value, and securities not readily marketable are valued at fair value as determined by management.

6. Underwriting fees

Underwriting fees revenue includes gains, losses, and fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Sales concessions are recorded on the settlement date and underwriting fees at the time the underwriting is completed and income is reasonably determinable.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

7. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

8. Securities Sold, Not Yet Purchased

The Company is party to a variety of short sales (securities sold, not yet purchased) in its trading activities. These short positions used in trading activities are carried at market value. Realized and unrealized gains and losses are reported as trading profits in the accompanying statements of operations.

9. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation and amortization is provided for in amounts sufficient to relate the cost of assets to operations over estimated useful lives ranging from three to thirty-nine years principally on the straight-line and accelerated methods for both tax and financial accounting purposes. Major renewals, betterments and replacements are capitalized. Maintenance and repairs are charged to expense as incurred.

10. Income Taxes

Income taxes on net earnings are payable personally by the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code not to have the Company taxed as a corporation.

NOTE B - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Marketable securities owned and securities sold, not yet purchased consist of trading and investment securities at quoted market values or estimated fair values, as follows:

	2003		2002	
	Owned	Sold, not yet purchased	Owned	Sold, not yet purchased
Common stocks	$ 1,675,653	$ 520,973	$ 1,127,038	$ 543
Warrants for common stocks	44,521	-	44,713	-
Unit Trusts	16,604	-	16,716	-
	$ 1,736,778	$ 520,973	$ 1,188,467	$ 543

The Company purchases securities for its own account in excess of amounts on deposit with the clearing agency.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

In a prior year, the Company acquired 1,500 warrants, which were not readily marketable, for $20,100, which management believed approximated fair value. Each warrant entitles the holder to purchase four shares of common stock. The warrants are exercisable in four annual tranches beginning June 28, 2002, with one share of common stock available for purchase in each tranche. Each tranche is exercisable for a one-year period. In the event that any warrant tranche is not exercised prior to its expiration, the shares of common stock subject to such unexercised and unexpired warrant tranche will no longer be available for purchase. In 2002, the warrants become marketable and were reclassified in the accompanying financial statements. No warrants were exercised during 2003 or 2002.

NOTE C - LOANS TO STOCKHOLDER

The Company advanced funds to its sole shareholder. Interest has been accrued on the advances at the blended short-term rate as issued by the Internal Revenue Service from time to time. The advances are payable on demand.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

A summary of furniture, equipment and leasehold improvements as of December 31, follows:

	2003	2002
Furniture and equipment	$ 295,624	$ 291,843
Leasehold improvements	116,960	116,103
	412,584	407,946
Less accumulated depreciation and amortization	376,299	381,524
	$ 36,285	$ 26,422

NOTE E - OPERATING LEASES

The Company conducts its operations in a leased facility under an operating lease. In August 2003, the Company renewed its original lease for another five years and two months. The lease expires in September 2008. The Company may, at its option, renew the lease for an additional five years under the same terms as the current lease.

The lease calls for monthly payments of $5,177, plus sales tax and $40 per month for water, sewer, and trash services. The rental payments are adjusted annually for fluctuations of the Consumer Price Index (CPI). The cost for water, sewer, and trash services will be adjusted 3.5% annually.

In a prior year, the Company leased office space for a proposed branch office in Colorado under an operating lease expiring in February 2004. The Company entered into a non-cancelable sublease for the duration of the lease. In October 2002, the Company entered into a lease settlement agreement with the landlord. The Company paid $21,000 and forfeited its deposit in cancellation of the lease.

In a prior year, the Company entered into a noncancelable equipment operating lease expiring in February 2004. The Company had an oral sublease and received reimbursement of the lease payments in 2002 from a third party. In January 2003, the Company entered into a lease settlement agreement with the equipment vendor. The Company paid the vendor $8,300 as full consideration of the lease. The Company received $7,000 as reimbursement of the settlement from the third party.

NOTE E - OPERATING LEASES - CONTINUED

The following is a schedule by year of minimum lease payments, without any CPI adjustments.

Year	Sarasota Office
2004	$ 66,989
2005	66,989
2006	66,989
2007	66,989
2008	44,660

Rent expense for the year ended December 31, 2003 was $71,108. Rent expense for the year ended 2002 was $95,745, net of sublease rental receipts of $16,468 and equipment lease reimbursement of $6,417.

In October 2003, the Company entered into a month-to-month contract with a limited liability company to lease six workstations and a network connection port for internet access for $2,000 per month. Lease income totaled $4,674 in 2003.

NOTE F - UNDERWRITING INCOME

During the year ended December 31, 2003, the Company assumed the role of lead underwriter for the Vaso Active Pharmaceuticals, Inc. stock issue. The Company earned income of $542,953 related to this underwriting. During the year ended December 31, 2002, the Company assumed the role of lead underwriter for the BioDelivery Sciences International, Inc. stock issue. The Company earned income of $857,364 and incurred independent representation fees of $266,888 related to this underwriting.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include options and short sales (securities sold, not yet purchased). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Such transactions are entered into for trading purposes or to hedge other positions or transactions.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - CONTINUED

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003 and 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company controls such risks by establishing limits and monitoring procedures.

NOTE H - RETIREMENT PLAN

The Company has established a qualified deferred compensation plan covering substantially all employees. The plan provides for the Company to match fifty percent of the employee's contribution up to a maximum of four percent of gross wages. Contributions vest ratably over a six year period. Plan expense was $18,359 and $21,095 for the years ended December 31, 2003 and 2002, respectively.

NOTE I - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had a minimum net capital requirement of $100,000, and net capital of $775,224 and $139,847, respectively. The Company's net capital ratio at December 31, 2003 was .55 to 1. Management does not anticipate any distributions during the six month period ended June 30, 2004. The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC rule 15c3-3 and does not hold customer funds or securities; therefore, there were no procedures performed regarding information relative to the possession or control requirements or the reserve requirement under SEC rule 15c3-3.

NOTE J - CONTRIBUTIONS TO STOCKHOLDER'S EQUITY

During 2002, the sole stockholder contributed cash of $385,000 and securities with a fair market value of $35,200 as contributions to additional paid-in capital.

NOTE K - CLAIMS AND CONTINGENCIES

On December 27, 1993, the Commonwealth of Massachusetts, Office of the Secretary of State, Securities Division, commenced an administrative complaint proceeding seeking to permanently revoke the Company's registration as a broker-dealer in Massachusetts, an accounting and disgorgement of profits and other monies, an administrative fine, costs, a cease and desist order, and other relief. The Massachusetts complaint remains unsettled, but there was no substantial activity on this matter in 2002 or 2003.

In a prior year, five actions were filed against the Company alleging damages as a result of losses incurred and certain costs. In the first case, the Claimant asserted claims for negligent supervision, excessive trading, omissions regarding margin risk, suitability, and violations of Florida Securities Laws. The Claimant is seeking $150,000 in compensatory damages. The Company served and filed an Answer denying any wrongdoing. An arbitration hearing was held in late January 2004, but was not concluded and additional hearing dates are to be scheduled. In the opinion of management, it is difficult to estimate the likelihood of any unfavorable outcome and, if unfavorable, estimate the amount or range of potential loss.

NOTE K - CLAIMS AND CONTINGENCIES - CONTINUED

In the second case, the Claimant asserted claims for fraud, unauthorized trading, suitability, breach of contract, and failure to supervise. The Claimant sought $307,008 in compensatory damages and punitive damages in an amount double the amount of compensatory damages. This claim was dismissed with prejudice in October 2002. The Company was granted the right to recover attorney's fees. The Claimant filed a petition seeking to vacate the portion of the award allowing recovery of the attorney fees. In January 2004, the petition was settled for $6,000.

In the third case, the Claimant asserted claims for fraud, unauthorized trading, suitability, excessive trading, negligence, breach of fiduciary duty, breach of contract, failure to supervise, violations of the federal securities laws, and control person liability. The Claimant sought $554,000 of compensatory damages and unspecified punitive damages. This claim was settled in July 2002 for $125,000.

In the fourth case, the Claimant asserted claims for fraud under state and federal securities laws, common law fraud, constructive fraud, mistake, state consumer protection laws, breach of fiduciary duty, breach of express and implied contract, and violations of the rules of the NASD in connection with the Claimants' purchase of promissory notes. The Claimant sought compensatory, punitive damages, interest, and attorneys' fees in the amount of $500,000. The Company served and filed a Motion for More Definite Statement of Claim and reserved their right to submit an Answer after the Panel had ruled upon their Motion. This case was settled in August 2002 for $3,750.

The fifth case was in connection with a purported class action filed with the United States District Court, Southern District of New York. The Plaintiffs, on behalf of purchasers of Streamedia Communications, Inc. common stock in or traceable to its initial public offering (IPO), brought this purported class action for violations of Federal Securities laws. The Company was a selling group participant in the IPO. The Plaintiffs sought unspecified compensatory and rescissionary damages, including costs and reasonable attorneys' fees. This claim was dismissed in August 2002.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2003

Kashner Davidson Securities Corporation

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

NET CAPITAL

Stockholder's equity		$ 1,616,377
Deductions for non-allowable assets		
Accounts receivable - employees	$ 39,691	
Accounts receivable - other	2,620	
Prepaid expenses	32,809	
Interest receivable	4,947	
Loan to shareholder	327,132	
Furniture, fixtures and leasehold improvements	36,285	
Other assets	150	443,634
Deductions for blockage charges		11,017
Net capital before haircuts on securities positions (tentative net capital)		1,161,726
Haircuts on securities		
Trading and investment securities	271,589	
Undue concentrations	114,913	386,502
NET CAPITAL		$ 775,224

AGGREGATE INDEBTEDNESS

Items included in balance sheet		
Accounts payable	$ 63,534	
Payroll taxes payable	427	
Accrued salaries and commissions payable	360,435	
Total aggregate indebtedness	$ 424,396	
Ratio: Aggregate indebtedness to net capital		.55 to 1
Minimum net capital requirement		$ 100,000

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003, as amended on February 7, 2004) is not presented as there are no material differences.

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL REQUIRED

BY SEC RULE 17a-5

NATHERSON & COMPANY, P.A.
Certified Public Accountants

1801 Glengary Street
Sarasota, Florida 34231
(941) 923-1881
Fax 923-0065

544 Bay Isles Road
Longboat Key, Florida 34228
(941) 387-8555

Members
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
Division for CPA Firms, AICPA
Private Companies Practice
SEC Practice Sections

Russell S. Natherson, C.P.A.
Patrick L. Gallagher, C.P.A.
Russell E. Natherson, C.P.A.
Randall L. Natherson, C.P.A.
Eileen A. Sarris, C.P.A.

Independent Auditors' Report on
Internal Control Required
by SEC Rule 17a-5

Board of Directors
Kashner Davidson Securities Corporation

In planning and performing our audit of the financial statements and supplementary information of Kashner Davidson Securities Corporation for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Matheson + Company, P.A.

Sarasota, Florida
February 7, 2004